UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

CLEARLY CANADIAN ANNOUNCES COMPLETION OF US $3.313M FINANCING

VANCOUVER, B.C., July 18, 2006 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) announced today that it has completed a series of non-brokered private placements (the "Financing") for a total sale of 1,205,000 common shares of the Company with an aggregate purchase price of US $3,313,750.

Stated Brent Lokash, President of Clearly Canadian, “This financing is another significant step for the Company as we begin to expand marketing and sales efforts that will continue to re-establish the brand name Clearly Canadian.” Mr. Lokash continued,” A solid financial foundation is essential to our discussions with top level retailers. It is imperative that we have the financial resources to execute on our production and delivery schedules to ensure ample and timely delivery of product to our customers”.

In connection with the Financing, the Company is paying finders' fees by issuing warrants, vesting immediately and expiring in one year, to purchase 84,000 common shares at a purchase price of US $3.00 per share and paying cash of US $397,650, of which US $138,187.50 is being paid to BG Capital Group Ltd., a controlling shareholder of the Company. BG Capital is entitled to return its portion of the finder's fee to the Company, within one year, in return for being issued an equivalent amount in common shares based on a price of US $2.75 per share.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s belief that new financing into the Company will be beneficial to the Company, including the expansion of the Company’s marketing, sales and production efforts, as the Company executes on its stated strategic initiatives, including the launching of innovative new products and the leveraging of the brand equity of Clearly Canadian. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

For further information regarding Investor Relations please contact:

Shareholder Relations

E-mail: investor@clearly.ca

Tel: 1 (800) 983-0993

For further information regarding our company please visit www.clearly.ca or contact:

Marketing Manager

Email: smanson@clearly.ca

Tel: 1 (604) 742-5314

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President

Date: July 26, 2006